
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response...... 12.00	

SEC
Mail Processing
Section

FEB 2 7 2013

Washington DC
400

SEC FILE NUMBER
8-66278

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/2012___ AND ENDING___12/31/2012___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Inverness Securities, LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 Auburn Drive, Suite 440

(No. and Street)

Beachwood	OH	44122
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Renner, CPA   216-839-5133

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hobe & Lucas Certified Public Accountants, Inc.

(Name – *if individual, state last, first, middle name*)

4807 Rockside Rd., Suite 510	Independence	OH	44131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __Robert Renner_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Inverness Securities, LLC_____ , as

of _____December 31_____ , 20 _12_ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Notary Public

HOWARD S. ESSNER _Coo_
ATTORNEY AT LAW   Title
NOTARY PUBLIC
STATE OF OHIO
My Comm. Has No
Expiration Date
Section 147.03 R. C.

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Hobe&Lucas Certified Public Accountants, Inc.

INVERNESS SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

INVERNESS SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

Inverness Securities, LLC

TABLE OF CONTENTS

Hobe & Lucas
Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 (P) 216.524.8900
Independence, Ohio 44131   (F) 216.524.8777
www.hobe.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Inverness Securities, LLC
Beachwood, Ohio

Report on the Financial Statements

We have audited the accompanying financial statements of Inverness Securities, LLC which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations and changes in member's equity and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control.

Independent Member
BKR
INTERNATIONAL
Firms In Principal Cities Worldwide

-1-

Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Inverness Securities, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and certain other procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Other Matter

The financial statements of Inverness Securities, LLC as of December 31, 2011, were audited by other auditors whose report dated February 21, 2012, expressed an unmodified opinion on those statements.

Hobe & Lucas
Certified Public Accountants

February 16, 2013

-2-

INVERNESS SECURITIES, LLC

STATEMENTS OF FINANCIAL CONDITION
December 31, 2012 and 2011

		2012		2011
ASSETS				
Cash and cash equivalents	$	23,992	$	24,476
Accounts receivable		27,721		19,407
Other assets		8,993		8,099
	$	60,706	$	51,982
LIABILITIES AND MEMBER'S EQUITY				
Accounts payable and accrued expenses	$	1,487	$	1,694
Member's equity		59,219		50,288
	$	60,706	$	51,982

The accompanying notes are an integral part of these financial statements.

INVERNESS SECURITIES, LLC

STATEMENTS OF OPERATIONS
for the years ending December 31, 2012 and 2011

	2012	2011
Revenues:		
Commissions	$ 248,501	$ 282,665
12b-1 fees	83,260	81,203
Fee income	229,130	167,570
Total revenues	560,891	531,438
Expenses:		
Exchange and processing support fees	13,397	14,128
Ticket charges	125,258	145,316
Bank charges	160	147
Legal and professional fees	8,640	8,600
Dues and subscriptions	1,800	1,800
Insurance	1,458	1,192
Regulatory fees, licenses, and permits	9,155	12,200
Office supplies, postage, and delivery	4,960	3,520
Rent	15,600	15,600
Salaries and benefits	122,400	122,400
Registered representatives' commissions	12,594	9,578
Travel and entertainment	6,000	6,000
Telephone	876	876
Research	2,410	3,187
Total expenses	324,708	344,544
Other income:		
Interest income	137	94
Total other income	137	94
Net income	$ 236,320	$ 186,988

The accompanying notes are an integral part of these financial statements.

INVERNESS SECURITIES, LLC

STATEMENTS OF CHANGES IN MEMBER'S EQUITY
for the years ending December 31, 2012 and 2011

Member's equity, December 31, 2010	$ 80,288
Net income	186,988
Contributions from member	151,512
Distributions to member	(368,500)
Member's equity, December 31, 2011	50,288
Net income	236,320
Contributions from member	151,512
Distributions to member	(378,901)
Member's equity, December 31, 2012	$ 59,219

The accompanying notes are an integral part of these financial statements.

INVERNESS SECURITIES, LLC

STATEMENTS OF CASH FLOWS
for the years ending December 31, 2012 and 2011

	2012	2011
Cash flows from operating activities:		
Net income	$ 236,320	$ 186,988
Adjustments to reconcile net income to net		
cash provided by operating activities:		
Changes in operating assets and liabilities:		
(Increase) decrease in accounts receivable	(8,314)	35,632
(Increase) decrease in other assets	(894)	789
Decrease in accounts payable and		
accrued expenses	(207)	(5,839)
Net cash provided by operating activities	226,905	217,570
Cash flows from financing activities:		
Contributions from member	151,512	151,512
Distributions to member	(378,901)	(368,500)
Net cash used by financing activities	(227,389)	(216,988)
Net increase (decrease) in cash and cash equivalents	(484)	582
Cash and cash equivalents, beginning of year	24,476	23,894
Cash and cash equivalents, end of year	$ 23,992	$ 24,476

The accompanying notes are an integral part of these financial statements.

Inverness Securities, LLC

NOTES TO FINANCIAL STATEMENTS
for the years ended December 31, 2012 and 2011

1. Summary of Significant Accounting Policies:

Company Activities – Inverness Securities, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the State of Ohio, and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions.

Securities Transactions – Customers' securities transactions and related commission income and expenses are reported on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statements of financial condition.

Cash and Cash Equivalents – The Company maintains its cash in deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any significant losses in such accounts. Management of the Company believes it is not exposed to any significant credit risk. The Company considers certificates of deposit to be cash equivalents.

Expenses – Clearing expenses are recorded on a trade date basis as securities transactions occur.

Concentration of Credit Risk – The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Accounts Receivable – Accounts receivable are uncollateralized commission obligations due under normal trade terms requiring payments within 30 days from the report date. The Company generally collects receivables within 30 days and does not charge interest on accounts receivable with invoice dates over 30 days old. Accounts receivable are stated at the amount billed. Payments of accounts receivable are allocated to the specific invoices identified on the remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances that exceed 90 days from the invoice date and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining accounts receivable based on historical collectability. At December 31, 2012 and 2011, there were no accounts receivable that exceeded 90 days past due. In the opinion of management, at December 31, 2012 and 2011, all accounts were considered collectible and no allowance was necessary.

1. **Summary of Significant Accounting Policies, Continued:**

   Income Taxes – The Company has elected to be taxed under the provisions of the Internal Revenue Code as a limited liability company. Under those provisions and similar provisions of state law, the Company does not pay income taxes on its taxable income. Instead, the member is liable for individual income taxes on the Company's taxable income. Accordingly, there is no provision for income taxes in the financial statements.

   The Company accounts for uncertainties in income taxes in accordance with accounting principles generally accepted in the United States of America, which provides for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return that have a greater than 50% chance of not being allowed under examination. No such positions have been recorded in the December 31, 2012 and 2011 financial statements. If such positions were taken, the resulting interest and penalties would be recognized as income tax expense.

   As of December 31, 2012, the Company's federal income tax returns are subject to examination by the Internal Revenue Service for the years 2009 and thereafter. In addition, the Company's state tax returns (Ohio) are open to examination for the years 2008 and thereafter.

   Estimates – Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

   Subsequent Events - Management of the Company has evaluated subsequent events through February 16, 2013, the date which the financial statements were available to be issued.

2. **Related Parties:**

   The Company is affiliated through common management and ownership with another limited liability corporation. The Company has an expense sharing agreement with the affiliated company for certain expenses related to rent, salaries and benefits, technology, utilities, and supplies. The Company's allocation of shared expenses totaled approximately $152,000 in 2012 and 2011.

3. **Net Capital Provision of Rule 15c3-1:**

   Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

3. **Net Capital Provision of Rule 15c3-1, Continued:**

The Company's minimum capital requirement is the greater of $5,000 or $6\frac{2}{3}\%$ of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2012 and 2011, the Company had net capital of $37,961 and $23,353, respectively, which was $32,961 and $18,353, respectively, in excess of its required net capital of $5,000.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2012 and 2011, the ratio was .04 to 1 and .07 to 1, respectively.

4. **Exemption From Rule 15c3-3:**

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

SUPPLEMENTAL INFORMATION

COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2012 and 2011

	2012	2011
Net capital:		
Total member's equity from statement of financial condition	$ 59,219	$ 50,288
Less nonallowable assets	(21,183)	(26,877)
Net capital before haircuts on securities	38,036	23,411
Haircuts on securities	(75)	(58)
Net capital	$ 37,961	$ 23,353
Computation of aggregate indebtedness - total liabilities from statement of financial condition	$ 1,487	$ 1,694
Computation of basic net capital requirement - 6-2/3% of aggregate indebtedness	$ 99	$ 113
Minimum required net capital	$ 5,000	$ 5,000
Net capital requirement	$ 5,000	$ 5,000
Excess net capital	$ 32,961	$ 18,353
Ratio of aggregate indebtedness to net capital	.04 to 1	.07 to 1

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of December 31, 2012, filed with the Securities and Exchange Commission and the amount included in the above computation is not required as there were no audit adjustments.

**COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS AND INFORMATION RELATING TO THE
POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION**
<u>**for the years ended December 31, 2012 and 2011**</u>

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3" and "Information Relating to the Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

Hobe & Lucas
Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 (P) 216.524.8900
Independence, Ohio 44131   (F) 216.524.8777
www.hobe.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17a-5

To the Member of
Inverness Securities, LLC
Cleveland, Ohio

In planning and performing our audit of the financial statements of Inverness Securities, LLC for the year ended December 31, 2012, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13,

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

-13-



Independent Member

BKR
INTERNATIONAL
Firms In Principal Cities Worldwide

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Hobe & Lucas
Certified Public Accountants

February 16, 2013

Inverness Securities, LLC
Agreed-Upon Procedures Related to an
Entity's SIPC Assessment Reconciliation
December 31, 2012

Hobe&Lucas Certified Public Accountants, Inc.

Inverness Securities, LLC
Agreed-Upon Procedures Related to an
Entity's SIPC Assessment Reconciliation
December 31, 2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

FEB 2 7 2013

Washington DC

SEC FILE NUMBER
8-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/2012____ AND ENDING____12/31/2012____
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Inverness Securities, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

2000 Auburn Drive, Suite 440
_____
(No. and Street)

Beachwood   OH   44122
_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Renner, CPA   (216) 839-5133
_____
                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hobe & Lucas Certified Public Accountants, Inc.
_____
(Name – if individual, state last, first, middle name)

4807 Rockside Rd., Suite 510	Independence	OH	44131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Robert Renner__ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Inverness Securities, LLC__ , as
of __December 31__ , 20 __12__ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Notary Public

HOWARD S. ESSNER
ATTORNEY AT LAW
NOTARY PUBLIC
STATE OF OHIO
My Comm. Has No
Expiration Date
Section 147.03 R. C.

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hobe & Lucas
Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510   Phone: (216) 524.8900
Independence, Ohio 44131   Fax: (216) 524.8777
http://www.hobe.com

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

---

To the Board of Directors of Inverness Securities, LLC
Beachwood, Ohio

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period from January 01, 2012 to December 31, 2012, which were agreed to by Inverness Securities, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Inverness Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Inverness Securities, LLC's management is responsible for the Inverness Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SPIC-7 with respective cash disbursement records noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2012 with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (Excel spreadsheets derived from the general ledger) that were prepared by management noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (Excel spreadsheet derived from the general ledger) that were prepared by management supporting the adjustments noting no differences; and

5. Not applicable – there is no overpayment.

Independent Member

B K R
INTERNATIONAL
Firms In Principal Cities Worldwide

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hobe & Lucas
Certified Public Accountants

February 7, 2013

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended **12/31/2012**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066278 FINRA DEC
INVERNESS SECURITIES LLC   16*16
2000 AUBURN DR STE 440
BEACHWOOD OH 44122-4311

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Robert Renner (216) 831-5133

2. A. General Assessment (item 2e from page 2) $ 751

   B. Less payment made with SIPC-6 filed (exclude interest) (364)

   7/23/12
   Date Paid

   C. Less prior overpayment applied (0)

   D. Assessment balance due or (overpayment) 387

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum 0

   F. Total assessment balance and interest due (or overpayment carried forward) $ 387

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 387

   H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

INVERNESS SECURITIES LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 28 day of January , 20 13 .

COO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
        Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2012 and ending 12/31/2012

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ _561,029_

2b. Additions:
   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   _0_

   (2) Net loss from principal transactions in securities in trading accounts.   _0_

   (3) Net loss from principal transactions in commodities in trading accounts.   _0_

   (4) Interest and dividend expense deducted in determining item 2a.   _0_

   (5) Net loss from management of or participation in the underwriting or distribution of securities.   _0_

   (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   _0_

   (7) Net loss from securities in investment accounts.   _0_

       Total additions   _0_

2c. Deductions:
   (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   _135,426_

   (2) Revenues from commodity transactions.   _0_

   (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   _125,258_

   (4) Reimbursements for postage in connection with proxy solicitation.   _0_

   (5) Net gain from securities in investment accounts.   _0_

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   _0_

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   _0_

   (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):   _0_

   (Deductions in excess of $100,000 require documentation)

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ _0_

       (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ _0_

       Enter the greater of line (i) or (ii)   _0_

       Total deductions   _260,684_

2d. SIPC Net Operating Revenues $ _300,345_

2e. General Assessment @ .0025 $ _751_

(to page 1, line 2.A.)

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